WALKER LANE

WALKER LANE EXPLORATION, INC (WKLN)

Letter of Resignation:

December 22, 2021

Dear Board of Directors:

Given the progress we are making with the 'acquisition' of the MSCH companies and the audits and such, I see no reason for me to continue serving as Chief Executive Officer (CEO) of Walker Lane Exploration, Inc. (WKLN). I look forward to working closely as Chairman with the Management Team as we move forward into the New Year.

My resignation can be effective immediately, assuming that the Board of Directors appoints Larry Kozin as my replacement as CEO, leaving the position of COO vacant for the time being.

Sincerely,

Phillip Allen, CEO and Chairman

4750 S Dudley St Unit #36, Littleton, CO 80123 www.MainStreetChamber.us
720.665.0638